Exhibit 99.1

New Frontier Health to Announce Fourth Quarter and Fiscal Year 2020 Financial Results on April 8, 2021

March 31, 2021 07:30 AM Eastern Daylight Time

BEIJING--(BUSINESS WIRE)--New Frontier Health Corporation (“NFH” or “the Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare (UFH), today announced that it plans to release its fourth quarter and fiscal year ended December 31, 2020, financial results before the U.S. market opens on Thursday, April 8, 2021.

The Company will hold a conference call on Thursday, April 8, 2021, at 8:00 am Eastern Time (or Thursday, April 8, 2021, at 8:00 pm Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States: 1-877-407-0789
International: 1-201-689-8562
China Domestic: 86 400 120 2840
Hong Kong: 800 965 561
Conference ID: 13718229

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volume.
The replay will be accessible through April 15, 2021, by dialing the following numbers:

United States: 1-844-512-2921
International: 1-412-317-6671
Conference ID: 13718229

A webcast will be available on the Company’s investor relations website at www.nfh.com.cn and will be archived on the site shortly after the call has concluded. A presentation to accompany the call will also be available for download on the website.

About New Frontier Health Corporation
New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Contacts

Investors
Harry Chang
Tel: +852-9822-1806
Email: harry@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn